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                                   Filed by Smith & Nephew Group plc pursuant to
                                       Rule 425 under the Securities Act of 1933
                                               Subject Company: Centerpulse Ltd.
                                               (Commission File No.: 333-104751)

On June 12, 2003, the following press release was issued.

NOT FOR RELEASE, PUBLICATION OR DISTRIBUTION IN, INTO OR FROM CANADA, AUSTRALIA OR JAPAN.


12 June 2003


                           SMITH & NEPHEW COMMENTS ON
                        SWISS TAKEOVER BOARD ANNOUNCEMENT

The Swiss Takeover Board this morning made public certain procedural recommendations in relation to Smith & Nephew's offers to acquire Centerpulse AG and InCentive Capital AG. These include the proposed timetable for the competing offers for Centerpulse AG and InCentive Capital AG, which will be run concurrently and will potentially have an offer end date of 25 August, and a recommendation that the major shareholders of InCentive Capital AG may withdraw the shares already tendered to the Smith & Nephew offer. Smith & Nephew is reviewing these recommendations and their implications for its offers.


Enquiries:

Smith & Nephew plc
Angie Craig                                             Tel: +44 (0)20 7401 7646
Corporate Affairs Director

Financial Dynamics
David Yates                                             Tel: +44 (0)20 7831 3113


United States of America

The offer for Centerpulse shares is being made in the United States only through a prospectus/offer to exchange, which is part of a registration statement filed with the SEC by Smith & Nephew Group. Centerpulse shareholders who are US persons or are located in the United States are urged to read the registration statement, including the prospectus/offer to exchange included therein, and the other documents filed, or to be filed, with the SEC by Smith & Nephew Group or Centerpulse relating to the Centerpulse offer, because they contain important information about the Centerpulse offer. You may obtain a free copy of these documents from the SEC's Web site at www.sec.gov. You may also obtain this information from Morrow & Co., Inc., the US information agent for the Centerpulse offer, at (800) 607-0088, or by e-mail at centerpulse.info@morrowco.com